UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number 001-40412

VICINITY MOTOR CORP.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name)

3168, 262nd Street

Aldergrove, British Columbia, Canada V6B 1R4

Telephone: (604) 607-4000

(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Press Release, dated March 7, 2022.
99.2	Press Release, dated March 14, 2022.
99.3	Press Release, dated March 15, 2022.
99.4	Press Release, dated March 17, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vicinity Motor Corp.

Date: March 21, 2022	By:	/s/ Danial Buckle
		Name:	Danial Buckle
		Title:	Chief Financial Officer